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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ____________________________
                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                 GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
                           (Name of Subject Company)

                 GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
                       (Name of Person Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   389893207
                     (CUSIP Number of Class of Securities)

                                Rod F. Dammeyer
                     President and Chief Executive Officer
                           Two North Riverside Plaza
                            Chicago, Illinois 60606
                                 (312) 648-5656

      (Name, Address and Telephone Number of Persons Authorized to Receive
          Notices and Communications on Behalf of the Subject Company)



                                With a copy to:

Gus J. Athas                                       C. Stephen Bigler
Senior Vice President and General Counsel          Richards, Layton & Finger
Two North Riverside Plaza                          One Rodney Square
Chicago, Illinois 60606                            Wilmington, Delaware 19899
(312) 648-5656                                     (302) 658-6541

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ITEM 1.    SECURITY AND SUBJECT COMPANY.

         The name of the subject company to which this Schedule 14D-9 Solicitation/Recommendation Statement (the "Statement") relates is Great American Management and Investment, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is Two North Riverside Plaza, Chicago, Illinois 60606. The title of the class of equity security to which the Statement relates is shares of common stock, par value $.01 per share (the "Shares") of the Company.


ITEM 2.  TENDER OFFER OF THE BIDDER.

         This Statement relates to a tender offer by GAMI Merger Co., a Delaware corporation (the "Purchaser"), wholly owned by Equity Holdings Limited, an Illinois Limited Partnership ("Equity Holdings'), to purchase any and all Shares of the Company. The address of the principal executive offices of the Purchaser is Two North Riverside Plaza, Chicago, Illinois 60606. The offer is being made at a price of $50.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase of the Purchaser dated March 29, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits 2 and 3 hereto, respectively.

         The Purchaser and Equity Holdings filed a Rule 13e-3 Transaction Statement (the "Rule 13e-3 Statement") and a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") with the Securities and Exchange Commission on March 29, 1996 and amended the Rule 13e-3 Statement and the Schedule 14D-1 on April 5, 1996. According to the Offer to Purchase, the Purchaser is making the Offer for the purpose of acquiring more than 90 percent of the outstanding Shares and then consummating a "short-form merger" under Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"), pursuant to which the Purchaser will be merged into the Company (the "Merger" and, together with the Offer, the "Transaction"). The Purchaser has approved the consummation of the Merger for the same price per Share as paid in the Offer, subject to certain conditions, including ownership of 90 percent of the outstanding Shares. Once the Purchaser acquires at least 90 percent of Shares, the Purchaser will have a sufficient number of Shares to effect the Merger without (i) any action whatsoever by the Board of Directors of the Company or
(ii) the affirmative vote of any other stockholder as permitted by Section 253 of the DGCL. Assuming the Purchaser acquires at least 90 percent of the Shares, the Purchaser has stated an intention to consummate the Merger immediately after consummation of the Offer.

         As a result of the Merger, the Purchaser will cease to exist and the Company will continue as the surviving corporation (the "Surviving Corporation"), with Equity Holdings as its sole stockholder. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held in the Company's treasury, by any subsidiary of the Company or by the Purchaser and other than Shares held by stockholders who have properly exercised appraisal rights with respect thereto (the "Dissenting Shares") in accordance with Section 262 of the DGCL) shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive $50.00 in cash, or any higher price per Share paid in the Offer (the "Merger Price"), payable to the holder thereof, without interest thereon, upon the surrender of the certificate or certificates formerly representing such Shares.

ITEM 3.  IDENTITY AND BACKGROUND

         (a) The name and business address of the Company, which is the person filing this Statement, is set forth in Item 1 above.

         (b)(1)-(2) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," "SPECIAL FACTORS--Past Contacts and Transactions

Between Equity Holdings and the Company," "SPECIAL FACTORS--Contracts, Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS-- Certain Shares Expected to be Tendered," "SPECIAL FACTORS--The Merger," "SPECIAL FACTORS--Certain Effects of the Transaction," "SPECIAL FACTORS--Plans for the Company After the Transaction," "THE OFFER--Section 8. Certain Information Concerning Equity Holdings and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

         Additional information concerning certain contracts, agreements and arrangements between the Company or its affiliates and certain of its executive officers, directors, or affiliates are described under the headings "Summary Compensation Table," "Option Grants in Last Fiscal Year," "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values," "Compensation of Directors," "Employment Contracts and Termination of Employment and Change-in-Control Arrangements," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report on Executive Compensation" and "Certain Relationships and Related Transactions" contained at various places on pages 6 through 14 of the Company's Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Stockholders dated April 28, 1995 (the "Proxy Statement"). Copies of such pages are filed as Exhibit 4 hereto and are incorporated herein by reference.

         On April 19, 1995, the Company entered into a Stock Purchase Agreement between the Company and Equality Acquisition Corp. whereby the Company sold its stock in ES Holding Company, the owner of all shares of Equality Specialties, Inc., to Equality Acquisition Corp. for approximately $19.4 million in cash and a note and shares of the acquiring entity. Mr. F. Philip Handy, a director of the Company, is a member of the investment group that owns Equality Acquisition Corp.

         On March 21, 1996, Winter Park Capital Company, executed a letter of intent to acquire The Parts House, Inc. from Eagle Industries, Inc., a wholly owned subsidiary of the Company, for approximately $19.0 million in cash and notes, as well as warrants and other consideration. Mr. Handy is the President of Winter Park Capital Company.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a)-(b) The Board of Directors of the Company decided, by a unanimous vote of the directors with all directors present, that the Company would remain neutral with respect to the Offer and would advise each stockholder of the Company to make his or her own decision as to whether or not to tender Shares in the Offer, and if so, the number of Shares to tender.

         In determining that the Company will remain neutral with respect to the Offer, the Board of Directors noted that it appears extremely likely that the Offer and the Merger will be consummated because Equity Holdings already owns approximately 87.9% of the outstanding Shares and will be able to unilaterally effect the Merger under Delaware law, without any action required by the Board, if only 2.1% of the outstanding Shares are tendered in the Offer. The Offer to Purchase stated that owners of 495,700 Shares, or approximately 5.4% of Shares outstanding, are expected to tender such Shares pursuant to the Offer.

          The Board of Directors also noted that the Offer represents an economic opportunity not otherwise available to stockholders to sell their Shares at a historically attractive price. Although the Board has not engaged an outside financial advisor with respect to the Offer, the Board of Directors considered, among other factors, the Offer Price in comparison to the historical trading price of the Shares, the effective price per Share of $39.27 paid by the Company to acquire 2,000,000 Shares from affiliates of Hellman & Friedman in August 1995, the limited trading liquidity of the Shares, and the underlying Company business fundamentals. In addition, the Board noted that Equity Holdings had structured the Offer and Merger in a manner that provides for equal treatment of all stockholders.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The Company has not retained any person or class of persons to make solicitations or recommendations to security holders.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Certain Shares Expected to be Tendered," "SPECIAL FACTORS--Contracts, Transactions and Arrangements Concerning the Shares" and "SPECIAL FACTORS--Interests of Certain Persons in the Transaction" is incorporated herein by reference.

         Mr. David Gardner, a director of the Company, has informed the Company that he intends to transfer 10,000 Shares that he presently owns to Princeton University as a gift, with the understanding that Princeton University will tender such Shares pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a)(1)-(4) The Company is not presently engaged in any negotiation in response to the Offer which relates to or would result in:

                 (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company;

                 (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

                 (iii) a tender offer for or other acquisition of securities by or of the Company; or

                 (iv) any material change in the present capitalization or dividend policy of the Company.

         (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraphs (a)(1)-(4) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         On April 1, 1996, a purported stockholder class action suit was filed in the Court of Chancery in the State of Delaware (Lewis v. Great American Management and Investment, Inc. et al., C.A. No. 14915). The Lewis action names as defendants the Company, the Purchaser, Equity Holdings and each individual member of the Company's Board of Directors. In general, the action alleges that defendants breached their fiduciary duties to stockholders because the Offer Price is "grossly inadequate" and "fails to fully value [the Company's] excellent future anticipated results." According to the Lewis complaint, the Offer Price "represents only a slight premium over the Company's trading price prior to announcement of the [O]ffer," which trading price has been allegedly depressed as a result of the Company's announcement of its operating results for the fourth quarter of 1995. The Lewis action further alleges that the Offer is not the result of arms-length negotiations, that due to control exercised by Equity Holdings, no third party will bid for the Company, and that the Offer constitutes a "fraudulent plan to take [the Company] private" by defendants and is "inherently unfair" to minority stockholders because defendants have allegedly "circumvent[ed] protections customarily afforded minority stockholders" and due to an alleged conflict of interest by the defendants.

         The Lewis action seeks certification of a class on behalf of the Company's stockholders, an order requiring the defendants to "carry out their fiduciary duties to plaintiff," preliminary and permanent injunctive relief against consummation of the Offer, an order requiring the defendants to structure the Offer such that consummation of the Offer is conditioned on a majority of outstanding Shares being tendered and an order requiring defendants to supplement the Offer to "include all information necessary to shareholders to make an informed decision on whether to tender." The action further seeks rescissionary damages, in the event that the Offer is consummated, and other damages, including court costs, attorneys' and expert fees and various other forms of relief.

         The Company and its Directors believe that the Lewis action is utterly without merit and intend to oppose it vigorously.

         On April 8, 1996, the Company issued a press release which described the foregoing and is being filed as Exhibit 1 hereto.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)          Press Release, dated April 8, 1996.

         (b)          Not applicable

         (c)          Offer to Purchase of GAMI Merger Co., dated March 29,
                      1996.

                      Letter of Transmittal to Tender Shares, dated March 29, 1996.

                      Pages 6 through 14 of the Notice of Annual Meeting and Proxy Statement dated April 28, 1995.

                      Stock Purchase Agreement between Great American Management and Investment, Inc. and Equality Acquisition Corp. dated April 19, 1995.

                      Letter of Intent executed by Winter Park Capital Company dated March 21, 1996.
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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 11, 1996                          GREAT AMERICAN MANAGEMENT AND
                                                INVESTMENT, INC.


                                                By /S/ ROD F. DAMMEYER
                                                   ----------------------------
                                                   Name:    Rod F. Dammeyer
                                                   Title:   President and Chief
                                                            Executive Officer
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                                 EXHIBIT INDEX



EXHIBIT NO.                                        DESCRIPTION
- -----------                                        -----------
(1)                         Press Release, dated April 8, 1996.

(2)                         Offer to Purchase of GAMI Merger Co., dated March 29, 1996.

(3)                         Letter of Transmittal to Tender Shares, dated March 29, 1996

(4)                         Pages 6 through 14 of the Notice of Annual Meeting and Proxy Statement dated April 28, 1995.

(5)                         Stock Purchase Agreement between Great American Management and Investment, Inc.  and Equality
                            Acquisition Corp. dated April 19, 1995.

(6)                         Letter of Intent executed by Winter Park Capital Company dated March 21, 1996.
